April 16, 1997
Jim Martinelli
Treasurer & Chief
Financial Officer
(412) 352-4455

II-VI INCORPORATED ANNOUNCES RECORD THIRD QUARTER RESULTS

PITTSBURGH, PA., April 16, 1997--II-VI Incorporated (NASDAQ
NMS: IIVI) today reported results for its third fiscal quarter ended March 31, 1997. Net earnings for the period were $1,768,000 ($0.27 per share) on revenues of $13,651,000.
These results compare with net earnings of $1,209,000 ($0.18 per share) on revenues of $10,072,000 in the third quarter of last fiscal year. For the nine months ended March 31, 1997, net earnings were $5,143,000 ($0.78 per share) on revenues of $37,951,000. This compares with net earnings of $2,849,000 ($0.47 per share) on revenues of $26,114,000 for the same period last fiscal year.

Manufacturing bookings for the quarter increased 48% to $13,195,000 from $8,897,000 for the same period last year. Manufacturing bookings year-to-date increased 42% to $37,766,000 from $26,656,000 in last fiscal year. Nearly 70% of the increase for the quarter was attributable to infrared optics and materials, while 20% related to the Company's VLOC operation and the eV PRODUCTS division accounted for the remainder. Approximately 50% of the year-to-date increase was attributable to VLOC manufacturing orders, 45% to increased orders for infrared optics and materials and the remaining increase for orders of the eV PRODUCTS division.

Manufacturing revenues for the quarter increased 36% to $13,119,000 from $9,654,000 for the same period last year. Manufacturing revenues year-to-date increased 43% to $36,226,000 from $25,329,000 for the same period last year. For the quarter, one-half of the increase reflects higher shipments of infrared optics and materials, and the remaining increase is primarily attributable to increased shipments from
the VLOC operation.   Year-to-date, 50% of the increase is
attributable to the VLOC operation, infrared optics and materials accounted for 40%, and eV PRODUCTS division accounted for the remaining 10%.

Manufacturing gross margin for the quarter was $5,832,000 or 44% of net sales compared to $4,173,000 or 43% of net sales for the same period last year. Manufacturing gross margin year-to-date was $16,327,000 or 45% of net sales compared to $10,817,000 or 43% of net sales in fiscal 1996. The quarter and year-to-date increases reflect the lower per unit operating cost associated with the higher production volume and improved manufacturing efficiencies offset by the strengthening of the U.S. dollar against the Japanese yen and increased pricing pressure in the infrared laser optics market.

Selling, general and administrative expenses for the quarter were $3,210,000 or 24% of revenues compared to $2,610,000 or 26% of revenues for the same period last year. Selling, general and administrative expenses year-to-date were $9,191,000 or 24% of revenues compared to $6,893,000 or 26%
of revenues in fiscal 1996. The expense increase is attributable to higher compensation expense associated with the Company's worldwide profit-driven bonus programs, higher general and administrative expenses needed to support the Company's growth and increased expenses of the VLOC operation.

Francis J. Kramer, president and chief operating officer said, "As reflected in the record revenue achieved this past quarter, market demand for all our products continues to grow rapidly. In our infrared optics and materials operation we've invested in the manufacturing capacity to meet this demand and maintain our leadership position. The VLOC operation has also made significant progress expanding manufacturing capacity over the past year. Our eV PRODUCTS division continues to grow rapidly by addressing new applications, customer technical concerns, and marketing challenges. At every II-VI location, our focus on quality, service and cost, in addition to expanding capacity, is aimed at enhancing the leadership positions in the markets we serve."

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray instruments and applications. The Company's infrared products are used in high-power CO2 (carbon dioxide) lasers for industrial processing worldwide. The Company's VLOC subsidiary manufactures near infrared and visible light products used in industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers. II-VI is also developing and marketing solid-state x-ray and gamma-ray products for the nuclear radiation detection industry through its eV PRODUCTS division.


II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
($000 except per share data)

                                             Three Months Ended
                                                  March 31,
                                               1997        1996
Revenues

Net sales                                    13,119       9,654
Contract research and development               532         418
                                             13,651      10,072

Costs, Expenses & Other Income

Cost of goods sold                            7,287       5,481
Contract research and development               404         284
Internal research and development               312         154
Selling, general and administrative           3,210       2,610
Other income - net                              (52)        (83)
                                             11,161       8,446

Earnings Before Income Taxes                  2,490       1,626

Income Tax Expense                              722         417

Net Earnings                                $ 1,768     $ 1,209

Earnings Per Share                          $  0.27     $  0.18

Average Shares Outstanding                    6,670       6,542



II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
($000 except per share data)

                                              Nine Months Ended
                                                  March 31,
                                               1997        1996
Revenues

Net sales                                    36,226      25,329
Contract research and development             1,725         785
                                             37,951      26,114

Costs, Expenses & Other Income

Cost of goods sold                           19,899      14,512
Contract research and development             1,267         548
Internal research and development               696         440
Selling, general and administrative           9,191       6,893
Other income - net                             (345)       (206)
                                             30,708      22,187

Earnings Before Income Taxes                  7,243       3,927

Income Tax Expense                            2,100       1,078

Net Earnings                                $ 5,143     $ 2,849

Earnings Per Share                          $  0.78     $  0.47

Average Shares Outstanding                    6,616       6,095



II-VI Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
($000)

                                          March 31,   June 30,
                                            1997        1996
Assets

Current Assets
 Cash and cash equivalents                $  8,817    $  9,417
 Accounts receivable,net                     9,757       8,712
 Inventories                                 7,281       5,490
 Other current assets                        1,087       1,036
   Total Current Assets                     26,942      24,655


Property, Plant & Equipment, net            18,166      15,085
Other Assets                                 4,126       4,429
                                            49,234      44,169

Liabilities and Shareholders' Equity

Current Liabilities
 Notes payable                            $    685    $  1,393
 Accounts payable                            1,377       1,260
 Other current liabilities                   4,360       5,315
   Total Current Liabilities                 6,422       7,968

Long-Term Debt--less current portion           700          45

Deferred Income Taxes                        1,686       1,753

Shareholder's Equity                        40,426      34,403
                                          $ 49,234    $ 44,169